EXHIBIT 99.12

Press Release

Total farms down 2 portfolios of renewable assets in France to
Banque des Territoires and Crédit Agricole Assurances

Paris, February 23, 2021 – In line with its business model for the development of its renewables business, Total, through Total Quadran - its 100% renewable electricity production subsidiary in France, farms down respectively to Banque des Territoires and Crédit Agricole Assurances half of its equity in two portfolios of renewable projects.

•	Crédit Agricole Assurances acquires a 50% stake in a portfolio consisting of 9 wind farms (103 MW) and 44 solar power plants (182 MW) for a total capacity of 285 MW (100%).

•	Banque des Territoires takes a 50% stake in a portfolio consisting of 8 solar farms located in New Caledonia with a total capacity of 53 MW (100%).

These farm-down transactions value these portfolios (close to cumulative 340 MW) at an enterprise value of around $600 million for 100%. They derisk the Group portfolio, accelerate cash flow recognition and increase the return on equity.

"These farm downs are the implementation of the business model we have defined for the development of renewable energies aiming to achieve over 10% return on equity. We are delighted to deepen our partnerships with both Banque des Territoires and Crédit Agricole Assurances" said Julien Pouget, Senior Vice President Renewables of Total.

"This transaction is in line with our strategy of being a long-term institutional investor and diversifying on behalf of our clients. It is a fully integrated strategy, in line with the Crédit Agricole Group's climate commitments, in favor of energy transition and a low-carbon economy. We are proud of this partnership with Total, which enables us to consolidate our contribution to the energy transition in France," says Jean-Jacques Duchamp, Deputy Chief Executive Officer of Crédit Agricole Assurances.

"This acquisition illustrates the Banque des Territoires' determination to provide long-term support to players in the energy transition in the deployment of new renewable energy projects in mainland France and the French overseas territories," says Emmanuel Legrand, head of the Banque des Territoires' Energy and Environmental Transition Department.

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that could account for up to 40% of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. With the objective of reaching 35 GW of production capacity from renewable sources by 2025, Total will continue to expand its business to become one of the world leaders in renewable energies.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Total Quadran

Total Quadran, a pioneer of renewable energies in France, develops, builds and operates renewable electricity generation resources (wind, photovoltaic, hydro and biogas). Total Quadran operates over 300 renewable energy plants in France totaling nearly 900 MW, generating 1,675 GWh of renewable electricity per year. This is the equivalent of the annual consumption of nearly 1,5 million people and annual savings of nearly 560,000 tons of CO2 emissions.

About Crédit Agricole Assurances

Crédit Agricole Assurances, France's leading insurer, brings together Crédit Agricole's insurance subsidiaries. The group offers a range of products and services in savings, pensions, health, personal protection and property insurance. They are distributed by the Crédit Agricole group's banks in France and in nine countries around the world, by wealth management advisers and tied agents. Crédit Agricole Assurances' companies serve individuals, professionals, farmers and businesses. Crédit Agricole Assurances has 4,700 employees. 37.0 billion at the end of 2019 (IFRS).

www.ca-assurances.com

About Banque des Territoires

Created in 2018, Banque des Territoires is one of the five business lines of Caisse des Dépôts. It brings together all internal expertises designed for the French territories. As a single client gateway, it offers tailor-made advisory and financing solutions in loans and investments in order to meet the needs of local authorities, social housing organizations, local public companies and the legal professions. It is aimed at all kind of areas, from rural to metropolitan areas, with the aim of tackling social inequalities and territorial divisions. Banque des Territoires is deployed in all Caisse des Dépôts regional divisions and territorial offices in order to be better known and closer to its clients. Towards more attractive, inclusive, sustainable and connected territories.

www.banquedesterritoires.fr      @BanqueDesTerr

Total Quadran Contact

Elodie Billerey, Chargée de communication – Tel : 06 69 99 38 95 – elodie.billerey@total-quadran.com

Total Contacts

Medias Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Contacts presse Crédit Agricole Assurances

Françoise Bololanik + 33 (0)1 57 72 46 83 / 06 25 13 73 98

Géraldine Duprey + 33 (0)1 57 72 58 80 / 07 71 44 35 26

service.presse@ca-assurances.fr

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.